Exhibit 99.3

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR 2017

February 26, 2018

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation one time IFRS	page 10
Basis for targets 2018	page 11
Remarks	page 12

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended December 31				Twelve months ended December 31
in € million, except share data, audited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc
Health Care Services	3,581	3,596	-0.4%	8.0%	14,532	13,506	7.6%	9.8%
Health Care Products	848	821	3.2%	8.1%	3,252	3,064	6.1%	7.4%
Total revenue	4,429	4,417	0.3%	8.1%	17,784	16,570	7.3%	9.3%

Costs of revenue	2,936	2,864	2.5%	10.7%	11,780	10,954	7.5%	9.6%
Gross profit	1,493	1,553	-3.9%	3.1%	6,004	5,616	6.9%	8.8%
Selling, general and administrative	954	788	21.0%	28.5%	3,578	3,119	14.7%	16.5%
Research and development	36	39	-8.1%	-5.3%	131	147	-10.8%	-10.1%
Income from equity method investees	(16)	(4)	310.1%	315.6%	(67)	(59)	14.6%	14.9%
Operating income (EBIT)	519	730	-28.9%	-22.2%	2,362	2,409	-1.9%	0.1%

Interest income	(8)	(8)	4.0%	5.0%	(43)	(42)	2.7%	2.0%
Interest expense	88	98	-10.4%	-4.3%	397	408	-2.8%	-1.5%
Interest expense, net	80	90	-11.6%	-5.1%	354	366	-3.4%	-1.9%
Income before taxes	439	640	-31.3%	-24.7%	2,008	2,043	-1.7%	0.5%
Income tax expense	(30)	196	n.a.	n.a.	454	623	-27.1%	-25.7%
Net income	469	444	5.6%	13.2%	1,554	1,420	9.5%	11.9%
Less: Net income attributable to noncontrolling interests	75	81	-7.5%	-0.2%	274	276	-0.5%	1.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	394	363	8.5%	16.3%	1,280	1,144	11.9%	14.4%

Operating income (EBIT)	519	730	-28.9%	-22.2%	2,362	2,409	-1.9%	0.1%
Depreciation and amortization	182	188	-3.4%	2.9%	736	701	4.8%	6.3%
EBITDA	701	918	-23.6%	-17.1%	3,098	3,110	-0.4%	1.5%
EBITDA margin	15.8%	20.8%			17.4%	18.8%

Weighted average number of shares	306,908,491	306,181,415			306,563,400	305,748,381

Basic earnings per share	€1.28	€1.19	8.2%	15.9%	€4.17	€3.74	11.6%	14.1%
Basic earnings per ADS	€0.64	€0.60	8.2%	15.9%	€2.09	€1.87	11.6%	14.1%

In percent of revenue
Costs of revenue	66.3%	64.8%			66.2%	66.1%
Gross profit	33.7%	35.2%			33.8%	33.9%
Operating income (EBIT)	11.7%	16.5%			13.3%	14.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	8.9%	8.2%			7.2%	6.9%

Segment information

	Three months ended December 31				Twelve months ended December 31
audited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Total
Revenue in € million	4,429	4,417	0.3%	8.1%	17,784	16,570	7.3%	9.3%
Operating income (EBIT) in € million	519	730	-28.9%	-22.2%	2,362	2,409	-1.9%	0.1%
Operating income margin in %	11.7%	16.5%			13.3%	14.5%
Delivered EBIT in € million	444	649	-31.5%	-25.0%	2,088	2,133	-2.1%	-0.1%
Days sales outstanding (DSO)					67	70
Employees (full-time equivalents)					114,000	109,319

North America
Revenue in € million	3,164	3,202	-1.2%	7.7%	12,879	12,030	7.1%	9.3%
Operating income (EBIT) in € million	608	588	3.4%	10.8%	2,086	1,936	7.8%	9.9%
Operating income margin in %	19.2%	18.4%			16.2%	16.1%
Delivered EBIT in € million	536	510	5.1%	12.5%	1,823	1,669	9.2%	11.3%
Days sales outstanding (DSO)					52	54

U.S.
Revenue per dialysis treatment in US$[1]	352	356	-1.1%	n.a.	353	351	0.4%	n.a.
Cost per dialysis treatment in US$	276	269	2.8%	n.a.	283	278	2.0%	n.a.

EMEA
Revenue in € million	660	633	4.2%	5.6%	2,547	2,409	5.7%	6.1%
Operating income (EBIT) in € million	110	120	-8.3%	-7.5%	444	474	-6.5%	-6.1%
Operating income margin in %	16.7%	19.0%			17.4%	19.7%
Delivered EBIT in € million	109	119	-8.4%	-7.6%	440	471	-6.6%	-6.3%
Days sales outstanding (DSO)					103	101

Asia-Pacific
Revenue in € million	418	400	4.3%	11.7%	1,623	1,474	10.1%	12.6%
Operating income (EBIT) in € million	76	87	-12.9%	-7.9%	313	289	8.2%	10.2%
Operating income margin in %	18.2%	21.8%			19.3%	19.6%
Delivered EBIT in € million	74	85	-13.2%	-8.2%	306	283	7.9%	10.0%
Days sales outstanding (DSO)					97	105

Latin America
Revenue in € million	185	177	4.1%	15.6%	720	643	11.9%	14.8%
Operating income (EBIT) in € million	14	17	-20.4%	-11.9%	58	59	-1.4%	3.4%
Operating income margin in %	7.4%	9.7%			8.1%	9.2%
Delivered EBIT in € million	14	17	-20.4%	-11.9%	58	59	-1.4%	3.4%
Days sales outstanding (DSO)					128	143

Corporate
Revenue in € million	2	5	4.2%	4.7%	15	14	13.4%	13.5%
Operating income (EBIT) in € million	(289)	(82)	248.1%	250.2%	(539)	(349)	53.9%	54.5%
Delivered EBIT in € million	(289)	(82)	247.6%	249.7%	(539)	(349)	53.8%	54.3%

1 Excl. the effects from the VA Agreement, incl. VA agreement revenue per dialysis treatment was $352 for the three months and $356 for the twelve months ended December 31, 2017.

Balance sheet

	December 31	December 31
in € million, except net leverage ratio	2017	2016
	(audited)	(audited)
Assets
Current assets	6,374	6,884
Goodwill and intangible assets	12,787	13,759
Other non-current assets	4,864	4,861
Total assets	24,025	25,504

Liabilities and equity
Current liabilities	5,300	5,299
Non-current liabilities	7,897	9,154
Total equity	10,828	11,051
Total liabilities and equity	24,025	25,504

Equity/assets ratio	45%	43%

Debt
Short-term debt	760	572
Short-term debt from related parties	9	3
Current portion of long-term debt and capital lease obligations	884	724
Long-term debt and capital lease obligations, less current portion	5,795	6,833
Total debt	7,448	8,132
Cash and cash equivalents	978	709
Total net debt	6,470	7,423

Annualized EBITDA[1]
Operating income (EBIT)	2,372	2,398
Depreciation and amortization	731	710
Non-cash charges	51	65
Annualized EBITDA	3,154	3,173

Net leverage ratio	2.1	2.3

1 EBITDA: including largest acquisitions and divestitures.

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2017	2016	2017	2016
Operating activities
Net income	469	444	1,554	1,420
Depreciation / amortization	182	188	736	701
Change in working capital and other non-cash items	(123)	140	(98)	(189)
Net cash provided by operating activities	528	772	2,192	1,932
In percent of revenue	11.9%	17.5%	12.3%	11.7%

Investing activities
Purchases of property, plant and equipment	(312)	(261)	(944)	(931)
Proceeds from sale of property, plant and equipment	85	4	103	16
Capital expenditures, net	(227)	(257)	(841)	(915)

Free cash flow	301	515	1,351	1,017
In percent of revenue	6.8%	11.7%	7.6%	6.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(138)	(175)	(566)	(522)
Proceeds from divestitures	385	17	415	191
Acquisitions and investments, net of divestitures	247	(158)	(151)	(331)
Free cash flow after investing activities	548	357	1,200	686

Revenue development

in € million, audited	2017	2016	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended December 31
Total revenue	4,429	4,417	0.3%	8.1%	5.6%
Health Care Services	3,581	3,596	-0.4%	8.0%	5.2%	2.7%
Thereof Dialysis Care revenue	2,809	2,972	-5.5%	2.5%	1.2%	2.7%
Thereof Care Coordination revenue	772	624	23.6%	34.2%	24.9%
Health Care Products	848	821	3.2%	8.1%	7.3%

North America	3,164	3,202	-1.2%	7.7%	5.3%
Health Care Services	2,950	2,990	-1.3%	7.5%	5.0%	2.5%[2]
Thereof Dialysis Care revenue	2,235	2,366	-5.5%	3.1%	1.4%	2.5%[2]
Thereof Care Coordination revenue	715	624	14.5%	24.4%	19.1%
Health Care Products	214	212	0.7%	9.4%	9.7%

EMEA	660	633	4.2%	5.6%	3.8%
Health Care Services	312	303	3.1%	4.3%	2.6%	4.3
Health Care Products	348	330	5.2%	6.7%	4.9%
Thereof Dialysis Products	328	317	3.4%	5.0%	5.5%
Thereof Non-Dialysis Products	20	13	47.8%	47.9%	-9.7%

Asia-Pacific	418	400	4.3%	11.7%	6.3%
Health Care Services	191	177	7.9%	17.5%	5.3%	2.3%
Thereof Dialysis Care revenue	134	177	-24.5%	-17.1%	-15.4%	2.3%
Thereof Care Coordination revenue	57	—	n.a.	n.a.
Health Care Products	227	223	1.4%	7.2%	7.0%

Latin America	185	177	4.1%	15.6%	17.5%
Health Care Services	128	126	2.1%	15.8%	18.6%	3.3%
Health Care Products	57	51	9.2%	15.1%	14.9%

Corporate	2	5	4.2%	4.7%

Twelve months ended December 31
Total revenue	17,784	16,570	7.3%	9.3%	6.6%
Health Care Services	14,532	13,506	7.6%	9.8%	6.6%	2.7%
Thereof Dialysis Care revenue	11,555	11,267	2.6%	4.6%	2.8%	2.7%
Thereof Care Coordination revenue	2,977	2,239	32.9%	35.7%	25.9%
Health Care Products	3,252	3,064	6.1%	7.4%	6.5%

North America	12,879	12,030	7.1%	9.3%	6.6%
Health Care Services	12,036	11,214	7.3%	9.5%	6.7%	2.8%[2]
Thereof Dialysis Care revenue	9,227	8,975	2.8%	4.9%	3.2%	2.8%[2]
Thereof Care Coordination revenue	2,809	2,239	25.4%	28.0%	21.2%
Health Care Products	843	816	3.2%	5.4%	5.5%

EMEA	2,547	2,409	5.7%	6.1%	3.4%
Health Care Services	1,237	1,169	5.8%	5.6%	2.4%	3.5%
Health Care Products	1,310	1,240	5.6%	6.5%	4.4%
Thereof Dialysis Products	1,231	1,191	3.4%	4.3%	4.7%
Thereof Non-Dialysis Products	79	49	59.4%	59.4%	-3.5%

Asia-Pacific	1,623	1,474	10.1%	12.6%	7.7%
Health Care Services	744	659	12.9%	16.1%	5.2%	3.3%
Thereof Dialysis Care revenue	576	659	-12.6%	-10.2%	-11.4%	3.3%
Thereof Care Coordination revenue	168	—	n.a.	n.a.
Health Care Products	879	815	7.9%	9.7%	9.6%

Latin America	720	643	11.9%	14.8%	15.0%
Health Care Services	515	464	11.0%	16.2%	16.3%	1.5%
Health Care Products	205	179	14.1%	11.3%	11.7%

Corporate	15	14	13.4%	13.5%

1 same market treatment  growth = organic growth less price effects.

2 U.S. (excl. Mexico), same market treatment growth North America: 2.3% for the three months and 2.5% for the twelve months ended December 31, 2017, respectively.

Key metrics North America segment

	Three months ended December 31				Twelve months ended December 31
audited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Dialysis
Revenue in € million	2,449	2,578	-5.0%	3.6%	10,070	9,791	2.9%	5.0%
Operating income (EBIT) in € million	519	593	-12.5%	-5.7%	1,942	1,882	3.2%	5.2%
Operating income margin in %	21.2%	23.0%			19.3%	19.2%
Delivered EBIT in € million	457	518	-11.9%	-5.1%	1,713	1,639	4.5%	6.5%

Care Coordination
Revenue in € million	715	624	14.5%	24.4%	2,809	2,239	25.4%	28.0%
Operating income (EBIT) in € million	89	(5)	-1,919.9%	-1,982.2%	144	54	167.5%	173.0%
Operating income margin in %	12.5%	-0.8%			5.1%	2.4%
Delivered EBIT in € million	79	(8)	-1,046.4%	-1,074.2%	110	30	263.8%	271.3%

Key metrics Care Coordination

	Twelve months ended December 31
audited	2017	2016	Change	Change at cc
North America
Member months under medical cost management[1]	604,244	387,244	56.0%
Medical cost under management (in € million)[1]	3,994	2,542	57.1%	60.3%
Care Coordination patient encounters[1]	6,934,300	5,539,703	25.2%

1 The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2017
audited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,752	4%	109	320,960	4%	48,269,144	4%

North America	2,393	4%	60	197,356	4%	29,804,196	3%
EMEA	746	5%	22	62,490	5%	9,350,024	5%
Asia-Pacific	381	2%	26	29,739	1%	4,249,878	6%
Latin America	232	0%	1	31,375	3%	4,865,046	2%

Quality data1

	North America		EMEA		Latin America		Asia-Pacific
% of patients	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016

Kt/v > 1.2	98	98	95	96	93	91	96	97
Hemoglobin = 10-12 g/dl	73	73	79	78	52	52	58	60
Calcium = 8.4-10.2 mg/dl	85	84	76	76	77	79	75	75
Albumin > 3.5 g/dl	79	78	87	91	90	91	88	89
Phosphate < 5.5 mg/dl	63	64	79	77	76	77	70	72
Patients without catheter (after 90 days)	83	84	80	81	81	82	88	91

in days:
Days in hospital per patient year	10.1	10.0	7.5	9.4	4.1	3.8	3.8	4.4

1 cf. Annual Report 2017, Section “Non-Financial Group Report”.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2017	2016	2017	2016
Delivered EBIT reconciliation
Total
Operating income (EBIT)	519	730	2,362	2,409
less noncontrolling interests	(75)	(81)	(274)	(276)
Delivered EBIT	444	649	2,088	2,133

North America
Operating income (EBIT)	608	588	2,086	1,936
less noncontrolling interests	(72)	(78)	(263)	(267)
Delivered EBIT	536	510	1,823	1,669

Dialysis
Operating income (EBIT)	519	593	1,942	1,882
less noncontrolling interests	(62)	(75)	(229)	(243)
Delivered EBIT	457	518	1,713	1,639

Care Coordination
Operating income (EBIT)	89	(5)	144	54
less noncontrolling interests	(10)	(3)	(34)	(24)
Delivered EBIT	79	(8)	110	30

EMEA
Operating income (EBIT)	110	120	444	474
less noncontrolling interests	(1)	(1)	(4)	(3)
Delivered EBIT	109	119	440	471

Asia-Pacific
Operating income (EBIT)	76	87	313	289
less noncontrolling interests	(2)	(2)	(7)	(6)
Delivered EBIT	74	85	306	283

Dialysis
Operating income (EBIT)	65	87	286	289
less noncontrolling interests	(2)	(2)	(6)	(6)
Delivered EBIT	63	85	280	283

Care Coordination
Operating income (EBIT)	11	—	27	—
less noncontrolling interests	0	—	(1)	—
Delivered EBIT	11	—	26	—

Latin America
Operating income (EBIT)	14	17	58	59
less noncontrolling interests	0	0	0	0
Delivered EBIT	14	17	58	59

Corporate
Operating income (EBIT)	(289)	(82)	(539)	(349)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(289)	(82)	(539)	(349)

Reconciliation of net cash provided by operating activities to EBITDA[1]
Total EBITDA			3,098	3,110
Interest expense, net			(354)	(366)
Income tax expense			(454)	(623)
Change in working capital and other non-cash items			(98)	(189)
Net cash provided by operating activities			2,192	1,932

1 EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS  financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2017	2016	2017	2016

Operating performance excluding special items
Revenue
Total
Revenue	4,429	4,417	17,784	16,570
VA Agreement[1]	1		(94)
Revenue excluding special items	4,430	4,417	17,690	16,570

Health Care Sevices revenue	3,581	3,596	14,532	13,506
VA Agreement	1		(94)
Health Care Services revenue excluding special items	3,582	3,596	14,438	13,506

North America
Revenue	3,164	3,202	12,879	12,030
VA Agreement	1		(94)
Revenue excluding special items	3,165	3,202	12,785	12,030

Health Care Sevices revenue	2,950	2,990	12,036	11,214
VA Agreement	1		(94)
Health Care Services revenue excluding special items	2,951	2,990	11,942	11,214

Dialysis Care Services revenue	2,235	2,366	9,227	8,975
VA Agreement	1		(94)
Dialysis Care Services revenue excluding special items	2,236	2,366	9,133	8,975

Operating income (EBIT)
Total
Operating income (EBIT)	519	730	2,362	2,409
VA Agreement	1		(87)
Natural Disaster Costs[2]	6		18
FCPA related charge[3]	200		200
Operating income (EBIT) excluding special items	726	730	2,493	2,409

North America
Operating income (EBIT)	608	588	2,086	1,936
VA Agreement	1		(94)
Natural Disaster Costs	6		18
Operating income (EBIT) excluding special items	615	588	2,010	1,936

Dialysis operating income (EBIT)	519	593	1,942	1,882
VA Agreement	1		(94)
Natural Disaster Costs	6		17
Dialysis operating income (EBIT) excluding special items	526	593	1,865	1,882

Care Coordination operating income (EBIT)	89	(5)	144	54
Natural Disaster Costs	0		1
Care Coordination operating income (EBIT) excluding special items	89	(5)	145	54

Corporate
Operating income (EBIT)	(289)	(82)	(539)	(349)
VA Agreement			7
FCPA related charge	200		200
Operating income (EBIT) excluding special items	(89)	(82)	(332)	(349)

Net income[4]	394	363	1,280	1,144
VA Agreement	1		(51)
Natural Disaster Costs	3		11
FCPA related charge	200		200
U.S. Tax Reform[5]	(236)		(236)
Net income excluding special items	362	363	1,204	1,144

1 VA Agreement = Agreement with the United States Departments of Veterans Affairs and Justice

2  Natural Disaster Costs = three hurricanes and an earthquake

3 FCPA related charge = charges related to ongoing FCPA investigations

4 Attributable to shareholders of FMC AG & Co. KGaA

5 U.S. Tax Reform: remeasurement of deferred tax balances as a result of U.S. tax reform

Basis for Targets 2018

in € million, audited Operating performance adjusted for the effect of IFRS 15 implementation	Twelve months ended December 31 2017

Revenue	17,784
Effects from IFRS 15 implementation	(486)
Revenue adjusted for the effect of IFRS 15 implementation (basis for target 2018)	17,298

Net income[1] (basis for target 2018)	1,280
including special items:	76
VA Agreement[2]	51
Natural Disaster Costs[3]	(11)
FCPA related charge[4]	(200)
U.S. Tax Reform[5]	236

1 Attributable to shareholders of FMC AG & Co. KGaA

2 VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

3 Natural Disaster Costs: three hurricanes and an earthquake

4 FCPA related charge = charges related to ongoing FCPA investigations

5 U.S. Tax Reform: remeasurement of deferred tax balances as a result of U.S. tax reform

Remarks

cc = Constant Currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We use the non-IFRS financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the Constant Currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a non-IFRS measure referring to a change as a percentage at Constant Currency.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA or other items and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items  prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.